Exhibit 12.1

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	For the six months ended June 30,	For the year ended December 31,
	2009(2)	2008(2)	2007	2006	2005(3)	2004(3)
	(in millions of EUR except ratios)

Excluding interest on deposits(1)
Operating profit before taxes	(3,491)	(15,474)	496	2,260	5,684	3,263
Add: fixed charges	1,484	5,859	7,280	6,792	7,261	4,284
Earnings before taxes and fixed charges	(2,007)	(9,615)	7,776	9,052	12,945	7,547

Fixed charges	1,484	5,859	7,280	6,792	7,261	4,284

Ratio of earnings to fixed charges	–	–	1.07	1.33	1.78	1.76

Including interest on deposits(1)
Fixed charges as above	1,484	5,859	7,280	6,792	7,261	4,284
Add: interest on deposits	3,511	10,438	10,859	8,325	15,654	10,571
Total fixed charges and interest on deposits	4,995	16,297	18,139	15,117	22,915	14,855

Earnings before taxes and fixed charges	(2,007)	(9,615)	7,776	9,052	12,945	7,547
Add: interest on deposits	3,511	10,438	10,859	8,325	15,654	10,571
Earnings before taxes and fixed charges and interest on deposits	1,504	823	18,635	17,377	28,599	18,118

Ratio of earnings to fixed charges	0.30	0.05	1.03	1.15	1.25	1.22

(1)	Deposits include Banks and Total customer accounts. Negative ratios have been excluded.

(2)
The earnings for the six months ended June 30, 2009 and for the year ended December 31, 2008 were inadequate to cover total fixed charges excluding interest on deposits and total fixed charges including interest on deposits.  The coverage deficiencies for total fixed charges excluding interest on deposits for the six months ended June 30, 2009 and for the year ended December 31, 2008 were €3,491 and €15,474, respectively.  The coverage deficiencies for total fixed charges including interest on deposits for the six months ended June 30, 2009 and for the year ended December 31, 2008 were €3,491 and €15,474, respectively.

(3)
According to IFRS the income statement figures of 2007 and 2006 have been restated for the qualifying discontinued operations arising in 2008. The 2005 and 2004 figures have not been restated for discontinued operations arising in 2008 and 2007. As a result the applicable ratios throughout the years are not comparable.